Exhibit 16.1
KPMG LLP
Suite 2000
303 Peachtree Street, N.E.
Atlanta, GA 30308-3210

March 8, 2023

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Astec Industries, Inc. and subsidiaries (the “Company”) and, under the date of March 1, 2023, we reported on the consolidated financial statements of the Company as of and for the years ended December 31, 2022 and 2021 and the effectiveness of internal control over financial reporting as of December 31, 2022. On March 2, 2023, we were dismissed.

We have read the Company’s statements included under Item 4.01 of its Form 8-K dated March 8, 2023, and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statements in Item 4.01(b).

Very truly yours,

KPMG LLP